UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $0.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado 80401

303.215.5201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100

(1)	Names of reporting persons Jeffrey P. Jacobs
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,066,233
	(8)	Shared voting power -0- (See Item 5)
	(9)	Sole dispositive power 5,066,233
	(10)	Shared dispositive power -0- (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 5,066,233
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 18.14% (1)
(14)	Type of reporting person (see instructions) IN

(1)	This calculation is based on 27,922,965 shares of common stock of MTR Gaming Group, Inc. (the “Issuer”) outstanding as of August 2, 2013 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 6, 2013.

CUSIP No. 553769100

(1)	Names of reporting persons The Jeffrey P. Jacobs Revocable Trust dated July 10, 2000
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,763,699
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 9.9% (1)
(14)	Type of reporting person (see instructions) 00 (2)

(1)	This calculation is based on 27,922,965 shares of common stock of the Issuer outstanding as of August 2, 2013 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 6, 2013.
(2)	The Reporting Person is a revocable trust.

CUSIP No. 553769100

(1)	Names of reporting persons Jacobs Entertainment, Inc., #34-1959351
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC; BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 813,618
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.91% (1)
(14)	Type of reporting person (see instructions) CO

(1)	This calculation is based on 27,922,965 shares of common stock of the Issuer outstanding as of August 2, 2013 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 6, 2013.

CUSIP No. 553769100

(1)	Names of reporting persons Gameco Holdings, Inc., #34-1962581
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 1,213,936
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.35% (1)
(14)	Type of reporting person (see instructions) CO

(1)	This calculation is based on 27,922,965 shares of common stock of the Issuer outstanding as of August 2, 2013 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 6, 2013.

Purpose of Amendment

Summary of Ownership

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares
Jeffrey P. Jacobs	274,980
The Jeffrey P. Jacobs Revocable Trust dated July 10, 2000	2,763,699
Jacobs Entertainment, Inc.	813,618
Gameco Holdings, Inc.	1,213,936

5,066,233

The purpose of this amendment is to expand the Reporting Persons’ disclosures under Item 4. Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the initial Schedule 13D filed by the Reporting Persons on November 9, 2006 (the “Initial Filing”) as amended by Amendments 1 through 13 thereto incorporated herein by this reference.

Item 4.	Purpose of Transaction.

As previously reported in the Initial Filing and amendments thereto, the Reporting Persons acquired shares of the Issuer because they believed the shares presented an attractive investment opportunity to achieve capital appreciation.

The Reporting Persons continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. As a result of these activities, the Reporting Person(s) may participate in interviews or hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.

The Reporting Persons may also wish to discuss with Issuer’s management, Board, shareholders or third parties the potential for mutually beneficial relationships between Jacobs Entertainment, Inc. and the Issuer. Such discussions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or causing it to acquire another company or business; changing its operating or marketing strategies; waiving, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing its dividend and compensation policies; entering into agreements with third parties relating to business combinations or acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer, issuance of options to management, or their employment by the Issuer.

On October 2, 2013, the Reporting Persons made a non-binding unsolicited proposal to the Issuer’s Board of Directors to enter into an agreement and plan of merger between Jacobs Entertainment, Inc. (“JEI”) and the Issuer at an implied price per share of the Issuer of $5.69 and otherwise containing substantially the contractual terms provided in the Agreement and Plan of Merger between the Issuer, Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, Eldorado HoldCo, LLC (“Eldorado”), and Thomas Reeg, Robert Jones, and Gary Carano, as the representative of the members of Eldorado. The proposal is further detailed in the offer letter and the supplementary materials, attached as Exhibit A and Exhibit B, respectively, to the Schedule 13D/A filed by the Reporting Persons on October 2, 2013.

On October 29, 2013, the Reporting Persons updated the proposal to include land owned by JEI and previously excluded from the proposed transaction in consideration for issuance to the Reporting Persons of additional shares of MTR, as further detailed in Exhibit 99.1, attached hereto. There is no guarantee that the foregoing updated proposal or an alternative proposal will be acceptable to the Issuer or that if a mutually acceptable proposal is agreed that the parties would be able to consummate that proposal.

Subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, they may choose to purchase additional shares of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of the Issuer currently held by the Reporting Persons in the open market, in privately negotiated transactions with third parties, or otherwise. Although the Reporting Persons are analyzing and developing potential plans relating to the Issuer or its shareholders, except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 7.	Exhibits.

Attached hereto as Exhibit 99.1 is the updated proposal, dated October 29, 2013 from JEI to the Board of Directors of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated: October 29, 2013	Jeffrey P. Jacobs Jacobs Entertainment, Inc. The Jeffrey P. Jacobs Revocable Trust Gameco Holdings, Inc.

	By:	/s/ Stephen R. Roark
Stephen R. Roark
Pursuant to Power of Attorney in Initial Filing